EXHIBIT 12.1
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the year ended December 31,					Six months ended
	2001(1)	2002(1)	2003(1)	2004(1)	2005	June 30, 2006
Earnings:
Income before taxes, minority interest, and equity in earnings of equity investees	$991	$(126)	$(619)	$(244)	$(16,947)	$(3,702)
Interest expense, net of amortization of premium/discount	3,315	5,547	5,597	5,623	16,186	14,131
Amortization of deferred fees	121	168	174	163	1,904	553
Distributed income of equity investees	470	219	999	808	879	—

Total earnings	$4,897	$5,808	$6,151	$6,350	$2,022	$10,982

Fixed charges:
Interest expense, net of amortization of premium/discount	$3,315	$5,547	$5,597	$5,623	$16,186	$14,131
Amortization of deferred financing costs	121	168	174	163	1,904	553

Total fixed charges	$3,436	$5,715	$5,771	$5,786	$18,090	$14,684

Consolidated ratio of earnings to fixed charges (2)	1.43	1.02	1.07	1.10	—	—

(1)	Information presented for periods prior to January 31, 2005, the date of our initial public offering, relate to our predecessor.

(2)	For the year ended December 31, 2005 and the six months ended June 30, 2006 fixed charges exceeded earnings by $16,068 and $3,702, respectively.